Olivia P. Adler
Attorney at Law
1614 33rd Street N.W.
Washington, D.C. 20007
Phone/Fax: (202) 337-9090
Email: oadler@comcast.net

January 24, 2011

Richard Pfordte Kimberly Browning Division of Investment Management Securities and Exchange Commission 100 F Street, N.W. Washington, DC 20549

Re:	Capstone Church Bond Fund ("Registrant") -
File Nos. 811-21662; 333-120044

Dear Mr. Pfordte and Ms. Browning:

This EDGAR Correspondence Filing responds to Ms. Browning's comments of January 19, 2011 on the November 26, 2010 Rule 486(a) Filing by Registrant in connection with Registrant's annual update of its registration statement on Form N-2.  Also, attached to this letter is a draft revised prospectus and Statement of Additional Information for Registrant marked to show changes in response to your comments.  Below are listed your comments and Registrant's responses.

1.	Comment: Provide Tandy representations in cover letter to upcoming Rule 486(b) filing.

Response:  The cover letter to Registrant's final Rule 486(b) filing ("Filing") will include Tandy representations as follows:
a.           Registrant is responsible for the adequacy and the accuracy of the disclosure in the Filing;
b.           Comments of the staff of the Securities and Exchange Commission ("SEC Staff") or changes to disclosure in response to SEC Staff comments in the Filing reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and
c.           Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

2.	Comment: Where is the discussion of the liquidity required by Rule 23c-3(b)(10) under the Investment Company Act of 1940?
Response:  The discussion of liquidity is on page 32 of the prospectus, in the section entitled "REPURCHASE OF SHARES" in the last paragraph preceding the subheading "Involuntary Repurchase of Small Accounts."

3.	Comment: Add page numbers to submission.
Response:  Comment accepted.  Page numbers have been added.

4.	Comment: In the introductory paragraph of the prospectus, second-to-last line, substitute "between 5% and 25%" for "a portion."
Response:  Comment accepted.  See page 1 of the prospectus.

5.	Comment: The Fee Table needs to be revised, showing all required applicable information.
Response:  Comment accepted.  An updated Fee Table and Example are included on pages 4-6 of the attached prospectus.

6.	Comment: What is the authority for excluding "Acquired Fund Fees and Expenses" from the expense limitation?
Response:  Following the rule changes contained in Release No. 33-8713, effective July 31, 2006, compliance date January 2, 2007, Registrant's Board of Trustees, at a meeting held February 27, 2007 adopted resolutions to clarify that "acquired fund fees and expenses" are not subject to the Operating Expense Limit described in the agreement.  A copy of the applicable resolutions adopted by the Board of Trustees, and by the independent Trustees, at the February 27, 2007 meeting is included as Attachment 1.

7.	Comment: Under "Investment Objective, Policies and Risks" in the Summary, clarify that the 80% test includes only U.S. church mortgage bonds and church mortgage loans.
Response:  A statement has been added on page 7 of the prospectus, in the section entitled "The Fund," to indicate that Registrant invests only in securities of U.S. issuers.

8.	Comment: Under "Investment Objective, Policies and Risks," clarify that the "variety of geographic regions" referred to are all in the U.S.
Response:  Comment accepted.  The requested clarification has been added to the carryover paragraph on page 8 of the prospectus.

9.
Comment:  In some places, the disclosure refers to church mortgage bonds and loans; in other places, "non-profit" organizations are referred to.  Disclosure should be consistent and there should be a definition of the types of non-profit organizations.

Response:  The first paragraph on page 1 of the prospectus states that church mortgage bonds are bonds issued by "Borrowers," which term is defined as "U.S.  non-profit organizations that have a stated Christian mission, including local churches, denominations and associations, educational institutions, para-church and other Christian mission-related organizations."  For clarification, we have moved the location of the defined term "Borrowers".

10.	Comment: Clarify what church mortgage loans are – are they CLO's?
Response:  A church mortgage loan is not a CLO, which is a group of loans that are packaged and securitized.  A church mortgage loan is a single loan secured by real property of the Borrower through the use of a mortgage note that evidences both the existence of the loan and the encumbrance of that real property through the granting of the mortgage which secures the loan.  A church mortgage loan may also be a loan collateralized by church mortgage bonds.  A church mortgage loan which is collateralized by church mortgage bonds is a structured asset backed security whose value and payments are derived from a portfolio of underlying church mortgage bonds."
This clarification has been added on pages 8 and 18 of the prospectus.

11.	Comment: In the Summary, under "Borrower Credit Risk," the first sentence mentions investing in "other debt instruments." What are these?
Response:  The "other debt instruments" are those described in the last paragraph on page 8, under "Investment Objective, Policies and Risks," as being permissible for the "20% basket" – i.e., money market instruments, money market funds, other non-church mortgage bond/loan investments such as intermediate-term and investment grade debt securities.

12.	Comment: In the Summary, under "Hedging Transactions," indicate what types of transactions are referred to.
Response:  Comment accepted.  Registrant has added disclosure on page 9 of the prospectus that it may enter into "interest rate swaps or purchase or sell interest rate caps or floors."  The cross-reference already contained in that section refers the reader to extensive information contained following the Summary section, under "SPECIAL RISK CONSIDERATIONS" – "Interest Rate Hedging and Other Risk Management Transactions."

13.	Comment: Financial Highlights need to be updated to include 2010 information.
Response:  Comment accepted.  Updated Financial Highlights are included on pages 13-14 of the prospectus.

14.	Comment: Under "Investment Objectives and Policies" following the Financial Highlights, the section headed "Church Mortgage Loans" refers to "certain senior debt." What does this mean?
Response:  As indicated in the disclosure on page 18 of the prospectus, the phrase "certain senior debt" refers to church mortgage loans.  Church mortgage loans are debt obligations that are senior to, or of comparable seniority to, the most senior debt the Borrower has outstanding.

15.	Comment: Define "Borrower."
Response:  The term "Borrower" is defined in the first paragraph of the prospectus and again on page 7, in the Summary under "The Fund."  See response to Comment 9, above.

16.	Comment: Under "Investment Objectives and Policies" – "Church Mortgage Loans," in romanette (ii) do not use the Latin words "pari passu". Use Plain English.
Response:  Comment accepted.  We have substituted the words "of comparable seniority."  See page 18.

17.
Comment:  Under "Pricing," disclose the pricing process.  Make clear that even when pricing is done by a committee or per formula, that the pricing is subject to policies and procedures adopted by the Board.

Response:  The relevant disclosure has been revised to (a) clarify that the procedures that are used are those that have been adopted by Registrant's Board of Trustees and (b) to state that prices so determined are deemed by the Board of Trustees to be fair value as determined in good faith by the Board of Trustees.  See page 18 of the prospectus.

18.	Comment: Under "Special Risk Considerations," – "Interest Rate and Maturity Risk," in the fourth sentence, take out ", but are not limited to,". All risks should be disclosed.
Response:  The phrase referred to has been dropped.  See page 21 of the prospectus.

19.	Comment: Define use of phrase "other Christian non-profit organizations." Clarify as used throughout prospectus and be consistent.
Response:  As noted in response to Comment No. 9, above, we have clarified the definition of Borrowers, which describe the types of non-profit organizations that are issuers of securities in which Registrant may invest.  We have also reviewed and refined, as appropriate, the use of the term "Borrowers" throughout in accordance with this comment.

20.	Comment: In the Statement of Additional Information, under "Investment Restrictions" please modify restriction number 8, concerning concentration, to delete the superfluous "in."
Response:  Comment accepted.  See page 4 of the Statement of Additional Information.

Please let me know if you have questions or further comments regarding this letter.  I can be reached at 202-337-9090 (office) or 202-236-6303 (cell).

Best regards,

/s/Olivia P. Adler
Olivia P. Adler

Attachment 1

CERTIFIED RESOLUTIONS

I, Richard A. Nunn, do hereby certify that the following resolutions  were adopted by the Board of Trustees on behalf of the Capstone Church Capital Fund  ("the Fund") and I hereby further certify that the resolutions set forth below were duly adopted  unanimously by the  Trustees who are not "interested persons" as defined in the Investment Company Act of 1940, as Amended ("1940 Act"), at a meeting of the Board of Trustees of the Fund on February 27, 2007,  at which a quorum was present and acting throughout, and that said the resolution has not been revoked or amended and is now in full force and effect.

RESOLVED, that, whereas it was never contemplated that "Acquired Fund Fees and Expenses," as defined in the instructions to Item 3 of Form N-2, are "Fund Operating Expenses," as defined in the Expense Limitation Agreement between Capstone Asset Management Company and Capstone Church Bond Fund ("Agreement"), it be, and hereby is, clarified that such Acquired Fund Fees and Expenses are excluded from Fund Operating Expenses and are not subject to the Operating Expense Limit contained in the Agreement; and it was

FURTHER RESOLVED, that the exclusion of Acquired Fund Fees and Expenses from Fund Operating Expenses for purposes of the Operating Expense Limit of the Agreement, be, and has been, and will be, appropriate and is hereby ratified; and it was

FURTHER RESOLVED, that the Secretary of Capstone Church Bond Fund shall attach a copy of these resolutions to the Agreement.

/s/Richard A. Nunn
Richard A. Nunn
Secretary
Capstone Church Capital Fund